TABCORP

TABCORP Holdings Limited
ACN 063 780 709
5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001
Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

4 December 2003

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: TABCORP Holdings Limited -- Rule 12g3-2(b) Exemption
<u>File No. 82-3841</u>

Dear Sirs,

The enclosed information is being furnished by TABCORP Holdings Limited ("TABCORP") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). TABCORP's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that TABCORP is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

Peter Caillard
Company Secretary

dlw 1/6

Enc.

File No. 82-3841

TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

4 December 2003

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

Letter regarding the Capital Gains Tax implications being mailed to former holders of Jupiters ordinary shares

Attached is a letter containing information about the capital gains tax implications in respect of the disposal of Jupiters Limited ordinary shares and the acquisition of TABCORP Holdings Limited (TABCORP) ordinary shares which is being dispatched today to former holders of Jupiters Limited ordinary shares pursuant to the merger with TABCORP.

The company encourages shareholders to use the online share registry facility to conduct standard shareholder enquiries and transactions which is available through TABCORP's website at **www.tabcorp.com.au**

TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

4 December 2003

Dear Shareholder

Australian Capital Gains Tax
Jupiters Limited and TABCORP Holdings Limited Merger Implications

This letter contains information that may assist you or your adviser to understand the capital gains tax (CGT) consequences in respect of the disposal of your Jupiters Limited ordinary shares (Jupiters shares) through the scheme of arrangement (scheme) and the future disposal of any TABCORP Holdings Limited ordinary shares (TABCORP shares) you have acquired through the scheme.

The circumstances for each shareholder will vary and you therefore should consult your own taxation adviser. The CGT consequences also depend on certain share valuations. Tax law does not provide a clear method of calculating the market value of shares for these purposes. The estimates of the share market values used in the tax calculations in this letter are reasonably based and defensible. However, other valuation methods may be available. You should obtain whatever professional or valuation advice you consider appropriate to your circumstances.

This letter may not cover the implications for you if you held your Jupiters shares on revenue account or as trading stock, or if you were not a resident in Australia for tax purposes. In these circumstances you should seek advice in relation to the taxation implications of the disposal of your Jupiters shares and subsequent ownership and disposal of TABCORP shares.

As a result of the merger, you have received cash and TABCORP shares in respect of the disposal of your Jupiters shares. In addition you received cash from a fully franked dividend paid by Jupiters Limited. This cash dividend payment is not subject to CGT and does not form part of the CGT proceeds discussed in this letter. The Ordinary Share Scheme Tax Opinion contained in Appendix B of the Scheme Booklet provides more information in relation to the tax treatment of the dividend.

You will be treated as having disposed of your Jupiters shares for CGT purposes on 13 November 2003. The CGT implications will vary depending on when your Jupiters shares were acquired and whether or not you choose to obtain CGT roll-over relief.

If you Acquired your Jupiters Shares before 20 September 1985

Disposal of Jupiters Shares

Jupiters shares acquired (or deemed to be acquired) before 20 September 1985 are not subject to CGT and no capital gain or loss will arise on their disposal. No CGT roll-over will be available in respect of these shares.

CGT Cost Base of TABCORP Shares Acquired

Any TABCORP shares acquired through the scheme will be subject to CGT on their disposal. The cost base of the TABCORP shares will be the market value of the TABCORP shares on the Implementation Date (13 November 2003). Based on the last sale price, this amount is $11.28 per TABCORP share.

If you Acquired your Jupiters Shares after 19 September 1985

The CGT consequences in this case will depend on whether roll-over relief is available and whether you choose to obtain roll-over relief.

If CGT Roll-over Relief Applies

Disposal of Jupiters Shares

If you choose roll-over relief in respect of your Jupiters shares that were exchanged for TABCORP shares, CGT will not apply to the disposal of those Jupiters shares. No roll-over relief is available for the portion of Jupiters shares that were exchanged for cash or where a capital loss would otherwise arise. The following example illustrates the CGT consequences where roll-over is chosen:

Example 1: Calculation of capital gain or loss on the exchange of 100 Jupiters shares, originally purchased for $4 each, for cash and TABCORP shares using the (default) Standard Cash and Shares Offer, and CGT roll-over is chosen.

Number of Jupiters Shares Exchanged	100
Number of TABCORP Shares Acquired	24
Cash Received	$283.50
Number of Jupiters Shares to which Roll-over Applies	45.714 *
Number of Jupiters Shares Subject to CGT	54.286

* As outlined in the Scheme Booklet, shareholders who received cash and shares received 0.525 TABCORP shares in respect of each Jupiters share (or part of a share) that was exchanged for TABCORP shares. The number of Jupiters shares to which roll-over applies is calculated by dividing the number of TABCORP shares received, being 24 in this example, by 0.525. The specific number of Jupiters shares that were exchanged for cash and exchanged for TABCORP shares was given in the TABCORP Consideration Statement dated 20 November 2003.

The capital gain or loss in respect of the 54.286 Jupiters shares to which roll-over does not apply is calculated as follows (prior to applying the CGT discount and any capital losses):

	$
Consideration Received – Cash	283.50
Less Cost base of 54.286 Jupiters Shares (54.286 x $4*)	217.14
Capital Gain	66.36

* The cost base of these Jupiters shares is an example only. You will need to separately determine the cost base of your Jupiters shares (including any indexation where applicable).

Cost Base of TABCORP Shares Acquired

The cost base of the TABCORP shares acquired as part consideration from the scheme will be equal to the cost base of the specific parcel of Jupiters shares that were exchanged for the TABCORP shares.

Example 1 continued: Calculation of cost base of TABCORP shares acquired in exchange for Jupiters shares, where CGT roll-over is chosen.

The cost base of the 24 TABCORP shares received in exchange for the transfer of Jupiters shares in this example would be $182.86 (being $4 x 45.714 Jupiters shares). Once again, the cost base of Jupiters shares of $4 used in this calculation is an example only. You will need to separately determine and record the cost base of your Jupiters shares.

If CGT Roll-over Relief Does Not Apply

Disposal of Jupiters Shares

Where you do not choose, or are not able to obtain CGT roll-over relief, the entire exchange of Jupiters shares to TABCORP shares will be subject to CGT. The CGT discount may be available to some shareholders.

The CGT proceeds received in respect of the disposal of Jupiters shares is the sum of:

- the cash received; and
- the value of the TABCORP shares received on the Implementation Date (13 November 2003). Based on the last sale price, this amount is $11.28 per TABCORP share.

Example 2: Calculation of capital gain or loss on the exchange of 100 Jupiters shares, originally purchased for $4 each, for cash and TABCORP shares using the (default) Standard Cash and Shares Offer, and where CGT roll-over is **not** chosen.

	$
Consideration Received – Cash	283.50
Consideration Received – TABCORP Shares (24 x $11.28)	270.72
Less Cost base of Jupiters Shares (100 x $4*)	400.00
Capital Gain	154.22

* The cost base of these Jupiters shares is an example only. You will need to separately determine the cost base of your Jupiters shares (including any indexation where applicable).

Cost Base of TABCORP Shares Acquired

The cost base of each TABCORP share you received will be equal to the market value on the Implementation Date of the 1.905 Jupiters shares exchanged for it.

One approach would be to use a market value of $5.92 for each of your Jupiters shares exchanged for TABCORP shares. This results in a cost base of $11.28 for each replacement TABCORP share received. It is the same amount as you would be assessed on in respect of the disposal of Jupiters shares exchanged for TABCORP shares. This approach assumes that the total market value of Jupiters shares that you exchanged for TABCORP shares is equal to the total market value of the TABCORP replacement shares received.

The adoption of a cost base that is equal to the amount on which you are assessed provides a degree of symmetry for tax purposes. Whilst this does not provide certainty that the Australian Taxation Office (ATO) would accept such an approach, the risks of the ATO challenging such a position may be relatively low. Other valuations of Jupiters shares may be able to be used. You should consider obtaining valuation advice appropriate to your circumstances.

Allocation of TABCORP Shares and Cash under the Merger with Jupiters

Jupiters shareholders who received cash and TABCORP shares under the scheme between Jupiters and its ordinary shareholders (Ordinary Share Scheme) may find the following information of assistance in calculating their allocated cash and share entitlements. The information below is a summary only with calculations subject to the effects of rounding. Shareholders should refer to the Consideration Statement mailed on 20 November 2003 to determine how the calculations were applied to their own Jupiters holding.

Standard Cash and Shares Offer

Under the Ordinary Share Scheme, Jupiters shareholders not making a valid alternative election received cash and TABCORP ordinary shares, calculated in the following way:

1. Number of Jupiters ordinary shares held x 45.714%
2. Result rounded to nearest whole share (fractions of 0.5 or more are rounded up)
3. Result x 0.525
4. Result rounded to nearest whole number (fractions of 0.5 or more are rounded up) = **TABCORP ordinary shares issued**

and:

1. Number of Jupiters ordinary shares held x 54.286%
2. Result rounded to nearest whole share (fractions of 0.5 or more are rounded up)
3. Result x $5.25 = **Cash payment**

Maximum Shares Election

Jupiters shareholders making a valid Maximum Shares Election received cash and TABCORP ordinary shares, calculated in the following way:

1. Number of Jupiters ordinary shares held x 47.7615625% (rounded)
2. Result rounded to nearest whole share (fractions of 0.5 or more are rounded up)
3. Result x 0.525
4. Result rounded to nearest whole number (fractions of 0.5 or more are rounded up) = **TABCORP ordinary shares issued**

and:

1. Number of Jupiters ordinary shares held x 52.2384375% (rounded)
2. Result rounded to nearest whole share (fractions of 0.5 or more are rounded up)
3. Result x $5.25 = **Cash payment**

Further information

Further information and examples of the method of calculation under the Standard Cash and Shares Offer may be found in the Jupiters Limited Scheme Booklet dated 5 September 2003, pp.120 – 121.

* * * * *

Should you have any queries in respect of the above, please refer to the Taxation Opinion contained in Appendix B of the Scheme Booklet, or contact your financial or taxation adviser.

The "Guide to Capital Gains Tax" is available by contacting the Australian Taxation Office by phone on 1300 720 092.

Yours faithfully

Peter Caillard

Peter Caillard
Company Secretary